1(212) 318-6542

JoyGallup@paulhastings.com

October 25, 2021

Jeff Gordon

John Cash

Jennifer Angelini

Jay Ingram

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jaguar Global Growth Corporation I
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 1, 2021
CIK No. 0001857518

Ladies and Gentlemen:

We are submitting this letter on behalf of Jaguar Global Growth Corporation I (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated July 13, 2021, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001857518) submitted on July 1, 2021 (the “Amended Draft Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. A Registration Statement on Form S-1 (the “Registration Statement”) is being filed concurrently herewith.

Summary, page 1

1.	We note your statement on page 11 that "Jaguar, Hennessy Capital and our management team are continuously made aware of potential business opportunities. . . ." Please also disclose that your amended and restated memorandum and articles of association waived the corporate opportunities doctrine and address this potential conflict of interest. Please include any appropriate risk factor disclosure.

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure to clarify that its amended and restated memorandum and articles of association waive the corporate opportunities doctrine in effect and address this potential conflict of interest, on page 11, 107 and 141 of the Registration Statement in the section entitled ”Management—Management - Conflicts Of Interest”:

Additionally, the Company advises the Staff that it has revised the related risk factor disclosure on page 73 of the Registration Statement. Such risk factor is titled, “[o]ur officers and directors presently have, and any of them in the future may have, additional fiduciary, contractual or other obligations to other entities, including another blank check company, and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented”.

Jeff Gordon

John Cash

Jennifer Angelini

Jay Ingram

October 25, 2021

The Offering, page 27

2.	We refer to the statement on page 27 that "Except as described below with respect to the payment of taxes, our amended and restated memorandum and articles of association . . . will provide that the proceeds from this offering and the sale of the private placement warrants held in the trust account will not be released from the trust account . . . ." Please revise or confirm that your amended Articles contain this provision regarding non-release of trust account funds except for payment of taxes.

In response to the Staff’s comment, the Company advises the Staff that it has revised this disclosure on page 28 of the Registration Statement under the heading “Proceeds to be held in trust account”.

The Company advises the Staff that the Registration Statement includes financial statements as of June 30, 2021.

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at 1 (212) 318-6542.

We thank you in advance for your assistance.

Sincerely,

Joy K. Gallup

for PAUL HASTINGS LLP

cc:

Joy Gallup

Michael L. Fitzgerald

Paul Hastings LLP

Gary R. Garrabrant

Jaguar Growth Partners

Stephen P. Alicanti

DLA Piper LLP (US)